DreamWorks Animation SKG, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 23, 2016

File No. 001-32337

June 28, 2016

Dear Ms. Parker:

DreamWorks Animation SKG, Inc. (the “Company”) has filed today with the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Preliminary Information Statement on Schedule 14C (File No. 001-32337) (the “Preliminary Information Statement”) filed by the Company on May 23, 2016. This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated June 16, 2016 (the “Comment Letter”), relating to the Preliminary Information Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and/or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.

Five clean copies of Amendment No. 1 and five copies of Amendment No. 1 that have been marked to show changes made to the Preliminary Information Statement are enclosed for your convenience together with five copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

General

1.	Please provide us with copies of the “board books” and any other materials provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisor.

The written, confidential presentation materials prepared by Centerview Partners LLC (“Centerview”) in connection with its opinion, rendered to the independent directors of the Board on April 28, 2016, as summarized in the section of the Information Statement entitled “The Merger—Opinion of Centerview Partners LLC”, are being provided to the Staff under separate cover by counsel for Centerview on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Preliminary Information Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

2.	Please clarify if true that M&J K B Limited Partnership, M&J K Dream LLC & M&J K Dream Corp. are entities controlled by Jeffrey Katzenberg, and please list these entities in the table or the footnotes to the table on page 73.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide the requested disclosure in the footnotes to the table on page 79.

Questions and Answers About the Merger, page 10

3.	Please add a question and answer that compares the per share consideration with the market price of your shares at the time you entered into the merger agreement.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide an additional Question and Answer on page 11 that compares the per share merger consideration with the market price of the Company’s Class A common stock at the time the Company entered into the merger agreement.

Why did the Board approve the merger and the merger agreement, page 10

4.	Please expand this section to address the factors that the board considered in determining whether to enter into the merger agreement and its rationale for approving the merger. Disclose a brief summary of the material positive and negative factors the board considered in connection with the merger.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide an additional Question and Answer on pages 12-14 that addresses the factors the Board considered in determining whether to enter into the merger agreement and its rationale for approving the merger, including a reference to the summary of the material positive and negative factors that the Board considered in connection with the merger.

Do any of the Company’s directors or executive officers, page 11

5.	Please disclose here the total amount each of your directors and executive officers may potentially receive in connection with the proposed merger, including potential change in control payments.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide the requested disclosure on pages 14-15.

The Merger, page 16

Background of the Merger, page 16

6.	In each instance where you disclose discussions or proposals of transaction prices, please disclose the market price of the company’s common stock as of the relevant date.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide the requested disclosure on pages 19-28.

7.	Please briefly describe why you terminated discussions with Company A and Company B. In addition, please briefly describe any proposed terms offered by Company C and Company D.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide the requested disclosure on pages 19 and 28.

8.	We note that the last disclosure you have regarding the PE Firm is with respect to an email communication Mr. Merchant received from the PE Firm on April 27, 2016, indicating that the PE Firm’s proposal was fully financed for a transaction at $35 per share. Please clarify whether you had further contact with the PE Firm after you reached an offer price of $41 per share by Comcast, and the results of any further contact. If you did not have further contact with the PE Firm, please explain why.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide the requested disclosure on page 28.

Interests of the Company’s Directors and Executive Officers in the Merger, page 42 New Management Arrangements, page 48

9.	We note your disclosure regarding the profits interests of 7% of the profits from and after the closing of each of the JV entities. Please describe the JV entities in greater detail so that investors understand what you mean by “the closing of each of the JV entities.” In addition, please describe in greater detail the material terms of Mr. Katzenberg’s agreement with Comcast including a description of the put and call rights of the profits interests.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide the requested disclosure on pages 52-53 and to clarify that “the closing” referred to therein is a reference to the closing of the merger.

Potential Change of Control Payments to Executive Officers, page 50

10.	Please disclose whether any of your directors or executive officers will continue to work for the company or Comcast after the completion of the merger. In this regard, we note that Mr. Katzenberg has signed a consulting and employment agreement with Comcast.

In response to the Staff’s comment, the Company has amended the Preliminary Information Statement to provide the requested disclosure on page 54.

Annex A, page A-1

Exhibit A, page A-49

11.	We note that the written consent references “the Merger Agreement and the exhibits and attachments thereto.” Please clarify whether the merger agreement has any exhibits and attachments and, if so, please tell us whether these should be filed.

The Company takes note of the Staff’s comment and advises the Staff that the merger agreement has no exhibits or attachments thereto other than the Form of Stockholder Written Consent attached as Exhibit A to the merger agreement included as Annex A in the Preliminary Information Statement. The Company also notes that the schedules to the merger agreement are not being filed pursuant to Item 6.01(b)(2) of Regulation S-K. The Company has undertaken to furnish supplementally a copy of any omitted schedule to the merger agreement to the Staff upon request.

*        *        *

The Company acknowledges that in connection with Amendment No. 1 to the Preliminary Information Statement: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, please allow me to express my appreciation of your attention to this matter. Should you have any questions or comments with respect to Amendment No. 1 or this letter, please contact Eric L. Schiele of Cravath, Swaine & Moore LLP at (212) 474-1788 or eschiele@cravath.com.

Sincerely,
/s/ Andrew Chang
Andrew Chang General Counsel and Corporate Secretary

Ms. Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Eric L. Schiele

Cravath, Swaine & Moore LLP

VIA E-MAIL